For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Stakes 220 square kilometres 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario

  PFN stakes 220 square kilometres property covering the entire Heaven Lake Greenstone Belt.
  The newly acquired claim group is located 10 kilometres north of Lac des Iles Mine
  Heaven lake greenstone belt has exploration potential for platinum group metals deposits

December 13th, 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce the staking of 88 mining claims covering approximately 220 square kilometres north of the city of Thunder Bay, Ontario (Figure 1). The project is located approximately 10 km north of Lac des Iles mine, one of the only two primary palladium mines

The property covers entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, mid way between Thunder Bay and the railway community of Armstrong.

The project area is underlain by mafic-ultramafic metavolcanics, Nipigon DiabaseSill Complex, gabbro intrusions, felsic and tonalite plutonic rocks and Iron formation (Figure 2). Given the property’s proximity to the Lac des Iles Mine, and exploration potential in intrusions related to mid-continental rifting in the Lake Nipigon region as potential hosts for large platinum group metals (PGM) dominant precious and base metal deposits, only minor exploration effort appears to been directed toward mafic intrusions in the vicinity of the Heaven Lake Greenstone Belt.  Heaven lake greenstone belt holds significant exploration potential for PGM deposits associated with low grade copper-nickel mineralization in mafic intrusions.

Last exploration work conducted by Phoenix Matachewan Mines Ltd from 2000-2002 identified coarse bleb-textured disseminated sulphides carrying free pentlandite, hosted along the southern contact of an essentially non-magnetic, gently discordant gabbro to pyroxenite sills. The highest values obtained from grab samples of stripped exposures are illustrated in Table 1:

Table 1- The highest values obtained from grab samples of stripped exposures during Phoenix Matachewan Mines 2000-2002 Exploration Program[1]

Cu ppm	Ni ppm	Au ppb	Pt ppb	Pd ppb
4370	1900	72	50.5	290
2510	1415	44	46	250
1980	855	36	20	102
1630	521	20	25	66

[1] Wagg, C.A. 2001.  Report of Bedrock Stripping on the Whitton Lake Property Of Phoenix-Matachewan Mines Inc., Wabikon Lake Area, Thunder Bay Mining Division of Ontario.

News Release, December 13th, 2011	1

Base-metal and gold mineral potential is also considered by the Ontario Geological Survey, OGS, to be present in areas underlain by rocks of the Heaven Lake and Lac des Iles greenstone belts. In two locations, sulfide mineralization occurs as disseminated to stringer pyrite and pyrrhotite in fractures and along bedding in the iron formation. The best assay is from the sulfide mineralization south of komatiite, with 4283 ppm Zn and 464 ppm Cu[2].

Pacific North West Capital Corp.
Legend
Claims
Cu, Ni, Au Showings
Mine Site
Road
Lakes
Heaven Lake
Lac des Iles
LAC DES ILES MINE
305000
312000
319000
326000
333000
340000
5475000
5470000
5465000
5460000
5455000
5450000
0
2,000
3,000
4,000
5,000
Meters

Figure 1- Location Map of Heaven Lake Project

Pacific North West Capital commissioned a third party compilation report on the New Project that will provide additional information on the newly acquired claims. Following completion of the report, a recommended work program and budget for the new project will be released.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

[2] T.R. Hart and C.A MacDonald

News Release, December 13th, 2011	2

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $6.0 million in working capital and securities and no debt.

LEGEND
GEOLOGY
Diabase - Nipigon Sill Complex
Granodiorite - tonalite plutonic rocks
Gabbro
Granodiorite subvolcanic intrusion
Intermediate tuffs and lapilli tuffs
Mafic massive and pillowed flows
Fault
Cu, Ni, Au Showings
Road
Lakes
Claims outline
312000
319000
326000
5475000
5470000
5465000
5460000
Whitton Lake
Whabikon Lake
Whistle Lake
Olett Lake
Heaven Lake
Poshkokagan Lake
0 500 1,000 2,000 3,000 4,000
Meters
Pacific North West Capital Corp.

Figure 2- Geology Map of Heaven Lake Project

The Company has PGM, gold and base metal projects in BC, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

Qualified Person Statement

This news release have been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Vice President Exploration for PFN and a Qualified Person under the provisions of National Instrument 43-101.

News Release, December 13th, 2011	3

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release, December 13th, 2011	4